

August 27, 2013

Via E-Mail
Mr. Robert Chausse
Chief Financial Officer
Aurico Gold, Inc.
110 Yonge Street
Suite 1601
Toronto, Ontario M5C 1 T4

> **Re:** **Aurico Gold, Inc.**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed April 1, 2013**
> **Correspondence submitted August 12, 2013**
> **File No. 001-31739**

Dear Mr. Chausse:

We have reviewed your filing and response and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 40-F for the Year Ended December 31, 2012

Exhibit 99.2

Management's Discussion and Analysis for the Year Ended December 31, 2012

Total Cash Cost per Ounce Calculation, page 30

1. We have considered your response to our prior comment 3. We have carefully considered the practice of reducing a particular mineral's cost using by-product revenues and concluded that such a practice distorts to investors a reasonable representation of that mineral's cost. The staff views the sale of by-products as a substantive (as opposed to "primary") revenue-producing activity and the resulting sales proceeds should not be

reflected as a cost reduction. Please provide us with your revised calculation of cash costs per ounce to be calculated per gold equivalent ounces for the years ended December 31, 2011 and 2012 and the six months ended June 30, 2013. Please note we are sensitive to the use of this measure throughout the industry and are evaluating avenues to express our position on a broader basis.

2.   We note you response stating that you plan to include the cost disclosures in accordance with World Gold Council guidance as non-GAAP measures. In future filings, please clarify:

- why this measure is meant to provide more or better information about the costs of producing gold than an IFRS-derived measure; and
- the nature and method of calculating each of the adjustments made to total cash costs to arrive at this measure (i.e. sustaining capital expenditures, exploration and evaluation costs and reclamation cost accretion). Explain also whether each adjustment can be determined from one or more income statement line items.

Please provide us with a draft of your planned disclosures based on the results for the six months ended June 30, 2013.

You may contact Brian McAllister at (202) 551-3341or Nasreen Mohammed at (202) 551-3773 if you have questions regarding the financial statements and related matters. Please contact me at (202) 551-3871 with any other questions.

Sincerely,

/s/Tia L. Jenkins

Tia L. Jenkins
Senior Assistant Chief Accountant
Office of Beverages, Apparel, and
Mining